DIA BRAS
exploration

RECEIVED
2006 NOV -6 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE




06018139

November 2, 2006

Via Federal Express

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between September 29, 2006 through October 31, 2006.

If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
NOV 0 8 2006
THOMSON
FINANCIAL

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

630 René-Lévesque West • Suite 2930 • Montréal (Québec) • Canada • H3B 1S6
Tel.: (514) 393-8875 • Fax: (514) 866-9857
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM SEPTEMBER 29 TO OCTOBER 31, 2006

Date of Filing	Name of Form
September 29, 2006	News release
September 29, 2006	News release
October 4, 2006	News release
October 12, 2006	News release
October 12, 2006	News release
October 31, 2006	News release
October 31, 2006	News release


DIA BRAS
exploration

For Immediate Release

Not for distribution to U.S. newswire services or for dissemination in the United States

TSX Venture Exchange - DIB
No. 17 2006

AMENDMENT TO THE STOCK OPTION PLAN AND GRANT OF OPTIONS

Montréal, Québec - September 28, 2006- **Dia Bras Exploration Inc.** ("Dia Bras" and or the "Company") has retained Crowthorn Capital Corporation ("Crowthorn") as advisor and consultant to help the Company in its relations with shareholders. Mr. David Horlington, the President of Crowthorn, has a wide knowledge of European markets where the Company wishes to establish itself on a solid basis.

Crowthorn will provide the services for a twelve month period starting September 30. The Company has agreed to grant Crowthorn an option to acquire 150,000 common shares of the Company at a price of $0.90 exercisable in conformity with the Company's stock option plan and the requirements of regulatory authorities.

Stock Option Plan

On September 20, 2006, the Board of Directors approved, subject to regulatory approvals, an increase in the number of common shares provisioned for the Company's stock option plan. The approved maximum number of 9,700,000 common shares represents approximately 10% of the current number of shares issued and outstanding. The Board granted a total of 835,000 options to purchase common shares in the Company to its directors and 210,000 options to purchase common shares to officers who are not directors of the Company. In addition, 805,000 options to purchase common shares have been granted to employees of the Company and its Mexican subsidiaries. All options have an exercise price of $0.90 and an exercise period of five years.

ABOUT DIA BRAS
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241
tlrobyn@msn.com

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such*

statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990



DIA BRAS

exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 18- 2006

DIA BRAS: EXTENDS MINERALIZED ZONES AT BOLIVAR MINE

Montréal, Québec - September 29, 2006- Dia Bras Exploration Inc. ("Dia Bras" and or the "Company") is pleased to report recent results for its ongoing development and pilot-mining program at its Bolivar property in the State of Chihuahua, Mexico.

Development of the Bolivar pilot mine has continued, with two ramps driven to access mineralized rock located by the Company's underground drilling program. A ramp has been driven from Level 1 to Level 2 to access the down-dip extension of the Breccia Linda zone, and a ramp has been driven from Level 6 to Level 7 to access the downward extensions of the Rosario and Fernandez zones. The drill results that caused the Company to initiate ramp development are:

Drill Hole	From m	To m	Length m	Cu %	Zn %	Au g/t	Ag g/t
Underground Drill Holes							
DB06BM026	3.0	4.5	1.5	0.30	4.06	0.0	2.3
(Manto Gordo, Level 1)	4.5	6.0	1.5	1.51	8.16	0.0	10.2
	6.0	7.5	1.5	0.33	4.59	0.0	2.7
	7.5	9.0	1.5	0.18	7.66	0.0	2.2
	Total & Average		*6.0*	*0.58*	*6.12*	*0.0*	*4.3*
	27.6	28.5	0.9	0.40	4.00	0.0	14.2
	28.5	30.0	1.5	1.48	16.2	0.0	15.8
	30.0	31.5	1.5	0.89	7.04	0.0	5.8
	31.5	32.3	0.8	0.06	0.49	0.0	7.8
	Total & Average		*4.7*	*0.85*	*8.27*	*0.0*	*10.9*
DB06BM024	31.5	33.0	1.5	0.15	3.35	0.0	2.3
(La Foto, Level 2)-	33.0	34.5	1.5	1.22	20.20	0.0	7.2
	34.5	36.0	1.5	0.10	2.68	0.0	1.6
	Total & Average		*4.5*	*0.49*	*8.74*	*0.0*	*3.7*
DB06BM027	46.0	47.5	1.5	0.61	3.73	0.0	7.9
(Rosario, below Level 6)	47.5	49.0	1.5	1.58	7.14	0.1	38.7
	49.0	50.5	1.5	0.34	3.85	0.0	12.7
	50.5	51.8	1.3	0.20	6.34	0.0	6.9
	Total & Average		*5.8*	*0.70*	*5.23*	*0.0*	*16.9*
DB06BM028	13.0	14.5	1.5	0.18	13.40	0.0	15.0
(Rosario, below Level 6)	14.5	16.0	1.5	3.34	27.10	0.1	38.3
	16.0	17.5	1.5	0.20	4.67	0.0	3.5
	17.5	19.1	1.6	4.77	28.60	0.1	42.0
	Total & Average		*6.1*	*2.17*	*18.61*	*0.0*	*25.0*
DB06BM029	27.0	28.5	1.5	0.28	2.70	0.0	5.1
(Rosario, below Level 6)	28.5	29.4	0.9	0.20	20.40	0.0	4.2
	Total & Average		*2.4*	*0.25*	*9.15*	*0.0*	*4.8*

Drill Hole	From m	To m	Length m	Cu %	Zn %	Au g/t	Ag g/t
DB06BM030	50.2	51.0	0.8	0.44	16.55	0.09	24.9
(Rosario, below Level 6)							
	54.0	55.5	1.5	0.48	2.92	0.0	6.8
	55.5	58.3	2.8	0.28	4.18	0.1	17.4
	Total & Average		*4.3*	*0.35*	*3.74*	*0.1*	*13.7*
DB06BM031	10.0	11.0	1.0	1.77	29.4	0.10	21.7
(Rosario, below Level 6)							
	126.6	127.5	0.9	0.97	12.60	0.10	35.1
	127.5	129.3	1.8	1.03	7.42	0.10	39.9
	Total & Average		*2.7*	*0.35*	*3.74*	*0.1*	*13.7*
Surface Drill Holes							
DB04B058	149.0	150.0	1.0	0.0	2.50	0.0	1.4
(Fernandez, below Level 6)	150.0	151.0	1.0	0.10	8.70	0.0	6.3
	151.0	152.0	1.0	10.30	7.30	0.0	42.0
	152.0	153.0	1.0	0.70	12.0	0.0	3.8
	Total & Average		*4.0*	*2.79*	*7.63*	*0.0*	*13.4*
	159.0	160.0	1.0	3.07	12.55	0.0	40.3
	160.0	161.0	1.0	2.09	18.40	0.0	25.0
	161.0	162.0	1.0	3.58	16.55	0.0	34.5
	Total & Average		*3.0*	*2.91*	*15.83*	*0.0*	*33.3*
DB04B067	159.0	160.0	1.0	4.00	18.45	0.0	19.3
(Fernandez, below Level 6)	160.0	161.0	1.0	0.00	1.40	0.0	0.2
	161.0	162.0	1.0	0.00	0.31	0.0	0.3
	162.0	163.0	1.0	1.10	0.83	0.3	19.8
	Total & Average		*4.0*	*1.28*	*4.93*	*0.1*	*9.9*
	210.0	211.0	1.0	4.49	16.50	4.7	112.0
	211.0	212.0	1.0	0.12	1.19	0.0	7.5
	212.0	213.0	1.0	0.17	1.47	0.1	16.9
	Total & Average		*3.0*	*1.59*	*6.39*	*1.6*	*45.5*
DB06B159*	83.0	86.0	3.0	0.12	3.39	0.3	2.5
(Rosario, under Level 6)	86.0	89.0	3.0	0.20	6.89	0.1	5.0
	89.0	92.0	3.0	0.10	12.20	0.6	5.3
	92.0	93.0	1.0	0.00	0.00	0.0	0.0
	93.0	94.0	1.0	0.75	21.00	0.05	12.2
	Total & Average		*11.0*	*0.18*	*8.04*	*0.05*	*4.6*
	101.0	104.0	3.0	0.03	2.99	0.0	2.9
	104.0	107.0	3.0	0.01	7.73	0.0	1.3
	107.0	108.3	1.3	0.03	0.84	0.0	0.5
	108.3	109.3	1.0	1.00	23.40	0.4	66.7
	109.3	110.3	1.0	0.73	22.20	0.4	29.2
	110.3	111.3	1.0	1.77	>30.00	0.5	43.5
	Total & Average		*10.3*	*0.36*	*>10.57*	*0.1*	*14.8*

Drill Hole	From m	To m	Length m	Cu %	Zn %	Au g/t	Ag g/t
DB06B168*	83.0	84.5	1.5	6.21	0.29	0.4	100.0
	84.5	86.0	1.5	1.08	3.64	0.1	64.2
	86.0	87.5	1.5	0.41	10.35	0.0	19.3
	Total & Average		*4.5*	*2.57*	*4.76*	*0.2*	*61.2*
	91.0	92.0	1.0	0.37	13.00	0.4	10.2
	92.0	93.0	1.0	0.95	16.80	0.1	16.0
	Total & Average		*2.0*	*0.66*	*14.90*	*0.0*	*13.1*
	95.0	96.0	1.0	0.54	9.08	0.0	12.6
	96.0	97.0	1.0	0.19	4.46	0.0	7.0
	Total & Average		*2.0*	*0.37*	*6.77*	*0.0*	*9.8*
	126.5	128.0	1.5	1.43	0.00	0.1	39.6
	128.0	131.0	3.0	1.14	3.19	0.0	16.8
	Total & Average		*4.5*	*1.24*	*2.13*	*0.1*	*24.4*
	134.0	135.5	1.5	0.63	15.25	0.1	14.6
	135.5	137.0	1.5	0.11	15.25	0.0	4.5
	137.0	138.5	1.5	0.33	7.31	0.0	7.0
(Rosario, under Level 6)	138.5	140.0	1.5	0.09	5.08	0.0	2.1
	140.0	141.5	1.5	0.11	5.80	0.0	2.7
	141.5	143.0	1.5	0.05	2.53	0.0	2.3
	143.0	144.5	1.5	0.07	3.68	0.0	3.4
	Total & Average		*10.5*	*0.20*	*7.84*	*0.0*	*5.2*
	144.5	146.0	1.5	0.05	0.51	0.0	2.3
	146.0	147.5	1.5	0.51	0.08	0.1	15.2
	147.5	149.0	1.5	0.32	0.01	0.1	12.5
	149.0	150.5	1.5	0.55	0.05	0.0	7.0
	150.5	152.0	1.5	0.87	0.02	0.2	25.5
	152.0	153.5	1.5	0.19	0.02	0.0	17.9
	153.5	155.0	1.5	2.08	1.74	0.0	39.8
	155.0	156.5	1.5	0.75	4.04	0.0	16.2
	156.5	158.0	1.5	0.27	3.54	0.0	6.5
	158.0	159.5	1.5	0.72	2.23	0.0	13.9
	Total & Average		*15.0*	*0.63*	*1.22*	*0.1*	*15.7*
DB06B170	14.5	16.0	1.5	0.21	3.65	0.0	5.5
(Calixtro manto, 5 meters below surface)	16.0	19.0	3.0	0.23	2.27	0.0	4.6
	19.0	22.0	3.0	0.19	3.34	0.0	6.4
	Total & Average		7.5	*0.21*	*2.97*	*0.0*	*5.4*
DB06B171	8.0	10.0	2.0	11.10	14.50	0.1	62.4
(Calixtro manto, 5 meters below surface)							
	14.0	15.9	1.9	0.63	2.71	0.0	4.1
	15.9	17.0	1.1	0.68	1.92	0.0	2.7
	17.0	20.0	3.0	0.74	2.88	0.0	3.2
	Total & Average		6.0	0.69	2.64	0.0	3.4
DB06B172	15.0	16.0	1.0	2.25	7.03	0.0	22.2
(Calixtro manto, 5 meters below surface)	16.0	17.0	1.0	3.19	12.10	0.0	39.6
	Total & Average		*2.0*	*2.72*	*9.57*	*0.0*	*30.9*

* Results have been released previously

In addition to the assays given above, certain holes were assayed for iron content where high magnetite levels occur, which indicates the presence of the South Bolivar iron-copper-gold-silver skarn below the present mine workings. The importance of these intercepts is that it demonstrates that the South Bolivar skarn has an extension of over 800 meters along a SE-NW trend, from El Gallo to beneath the Bolivar mine. The Fe-Cu-Zn results from the South Bolivar under Level 6 are:

Drill Hole	From m	To m	Length m	Cu %	Zn %	Fe %
DB06B159*	83.0	86.0	3.0	0.12	3.39	10.60
	86.0	89.0	3.0	0.20	6.89	11.95
	89.0	92.0	3.0	0.10	12.20	9.39
	92.0	93.0	1.0	0.00	0.00	0.00
	93.0	94.0	1.0	0.75	21.00	3.19
	Total & Average		*11.0*	*0.18*	*8.04*	*9.00*
(Rosario, under Level 6)	101.0	104.0	3.0	0.03	2.99	0.76
	104.0	107.0	3.0	0.01	7.73	1.52
	107.0	108.3	1.3	0.03	0.84	0.63
	108.3	109.3	1.0	1.00	23.40	2.72
	109.3	110.3	1.0	0.73	22.20	3.45
	110.3	111.3	1.0	1.77	>30.00	4.66
	Total & Average		*10.3*	*0.36*	*>10.57*	*1.80*
DB06B168*	83.0	84.5	1.5	6.21	0.29	17.80
	84.5	86.0	1.5	1.08	3.64	13.20
	86.0	87.5	1.5	0.41	10.35	11.15
	Total & Average		*4.5*	*2.57*	*4.76*	*14.05*
	91.0	92.0	1.0	0.37	13.00	9.90
	92.0	93.0	1.0	0.95	16.80	9.70
	Total & Average		*2.0*	*0.66*	*14.90*	*9.80*
	95.0	96.0	1.0	0.54	9.08	11.45
	96.0	97.0	1.0	0.19	4.46	15.80
	Total & Average		*2.0*	*0.37*	*6.77*	*13.63*
	126.5	128.0	1.5	1.43	0.00	10.50
	128.0	131.0	3.0	1.14	3.19	16.80
	Total & Average		*4.5*	*1.24*	*2.13*	*14.70*
	134.0	135.5	1.5	0.63	15.25	16.50
	135.5	137.0	1.5	0.11	15.25	16.60
(Rosario, under Level 6)	137.0	138.5	1.5	0.33	7.31	16.80
	138.5	140.0	1.5	0.09	5.08	48.00
	140.0	141.5	1.5	0.11	5.80	>50.00
	141.5	143.0	1.5	0.05	2.53	>50.00
	143.0	144.5	1.5	0.07	3.68	>50.00
	Total & Average		*10.5*	*0.20*	*7.84*	*>35.41*
	144.5	146.0	1.5	0.05	0.51	>50.00
	146.0	147.5	1.5	0.51	0.08	43.00
	147.5	149.0	1.5	0.32	0.01	42.60
	149.0	150.5	1.5	0.55	0.05	44.60
	150.5	152.0	1.5	0.87	0.02	33.90
	152.0	153.5	1.5	0.19	0.02	19.00
	153.5	155.0	1.5	2.08	1.74	37.20
	155.0	156.5	1.5	0.75	4.04	48.00
	156.5	158.0	1.5	0.27	3.54	48.40
	158.0	159.5	1.5	0.72	2.23	47.80
	Total & Average		*15.0*	*0.63*	*1.22*	*>41.50*

* Results have been released previously

Results shown in this table illustrate that the South Bolivar skarn becomes more zinc rich in the Bolivar mine area, which is consistent with this area being in the distal, zinc dominant portion of the large mineralized area at Bolivar.

Geologic mapping in the area southeast of the Bolivar pilot mine, covering an area of approximately 3 square kilometers has resulted in the identification of a major fault zone northeast of the mine that strikes NW-SE and dips steeply NE, which separates the Upper Volcanic Series from the Lower Volcanic Series. Displacement on the fault is not known. Prior to this mapping, it had been assumed that the rocks were in depositional contact, a relationship that would have little meaning in the context of mineralization in this area. Recognition of this fault, however, has clarified certain geologic relationships in that it explains why the carbonate rocks are so strongly skarnified and mineralized in the El Val - La Pequeña areas because the fault zone splays in a tension gash relationship in that area. Company geologists have collected surface samples over several meters in this area that assay up to 7% copper, which were given in a press release on April 22, 2004 but are repeated here because of the newly-recognized fault control on the mineralization.

Structure	Width	Cu (%)	Zn (%)	Ag (g/t)
La Montura	2 m	0.21	0.50	10.0
La Montura	2 m	7.22	4.60	53.1
La Montura	2 m	3.63	18.40	39.0
Total La Montura	6 m	3.69%	7.80%	34.0 g/t
Central Zone	2 m	0.95%	29.3%	12.5 g/t
La Pequenia	2 m	1.61	0.44	251.0
La Pequenia	2 m	5.58	0.80	282.0
La Pequenia	2 m	4.32	0.93	178.0
Total La Pequenia	6 m	3.84%	0.72%	237.0 g/t

Although the Company has collected surface samples in this area, no drilling has been done. The relationship is also consistent with the distal, zinc rich mineralization in the Bolivar mine area, which typically occurs in the outer zones of alteration around a copper porphyry deposit, as well as the presence of more remnant carbonate rock in the mine area.

The fault zone, named by the Company as the Banda Fault, is inferred to be the primary feeder zone for mineralizing fluids in the Bolivar property. It extends beyond the mapped area but is several kilometers in length. Dia Bras' drill data demonstrate that the skarnified and mineralized rocks are several hundred meters thick in this area, which results in a major zone of interest for exploration as major replacement and skarn deposits are inferred to occur along the fault zone.

Surface drilling during mid-2006 was limited due to an extremely dry season this year, which resulted in lack of water for diamond drilling on the surface. The rainy season has commenced in earnest and exploration drilling is now in progress.

The area immediately to the southwest of the Banda Fault is a primary exploration target for the company, and will be drilled in the following weeks. Dia Bras plans to drill 10,000 meters of diamond holes between the Banda Fault and the El Gallo area in order to test the down-dip extension of the South Bolivar Cu-Fe-Au-Ag skarn, the downward extension of the Increíble breccia pipe, and to test for the occurrence of replacement deposits along the Banda Fault.

Mr. André St-Michel, engineer and Chief Operating Officer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

Method of analysis
The analyses were conducted at Chemex Laboratories in Vancouver by fire assay for precious metals and atomic absorption for base metals.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information contact:

Thomas L. Robyn
Executive Chairman

Dia Bras Exploration Inc.
(514) 393-8875 ext. 241

or

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.



For Immediate Release

TSX Venture Exchange - DIB

No. 19- 2006

IMPRESSIVE FIRST RESULTS AT CUSI PROJECT, CHIHUAHUA, MEXICO
DIA BRAS ANNOUNCES DRILL HOLE RESULTS OF MORE THAN 10,000 g/t Ag

---

Montréal, Québec - October 3, 2006- Dia Bras Exploration Inc. ("Dia Bras" and or the "Company") is pleased to announce an intersection of 4.9 m at >3,355 g/t Ag, 0.56 g/t Au, 1.14% Cu, 0.65% Pb and 0.20% Zn including a section of 1.4 m grading over 10,000 g/t Ag .

This intersection is from hole DC06B012 that was drilled to test the depth extension of La India, one of the 12 former mines that are part of the Cusi silver district acquired by the Company in May 2006. The Cusi silver property extends over 75 km^2 of land and is located only 40 km from the Company's Malpaso Mill.

In June, soon after the Cusi acquisition, Dia Bras started a surface geological and geochemical program under the supervision of André Ciesielski, Ph.D an experienced structural geologist with more than 27 years of experience. This program is aimed at identifying all veins and structures, alteration and mineralization patterns in the central part of the silver camp. Approximately 3 km^2 have been mapped and the 5 km^2 central area will be covered by year's end. This comprehensive and intensive exploration program was started only four months ago, immediately after the Company acquired the properties and assay results are just starting to be returned. There are currently 3 of the Company diamond drills working on site and the Company anticipates drilling 15,000 m by the end of the year.

The Cusi exploration program will be conducted in three phases, done concurrently and will extend for at least for 2.5 years. The program will cover 500 km^2 of which 100 km^2 is controlled by Dia Bras Mexicana. More than 80 Ag-Pb-Zn-(Cu-Au) mineralized veins occur in this area that have been worked intermittently since the colonial era. Most of the artisanal exploitations reached a maximum of 200 m below the surface. No more than 3 former mines were developed to the 400 m level.

As part of the first phase of exploration, underground mapping and sampling were done at La India, San Miguel, La Bamba and Santa Edwiges after underground mines were made secure and accessible. A total of 5,895 m of diamond drilling in 35 holes has been completed as detailed below:

La India	2,832 m	in 16 holes
San Miguel	2,172 m	in 11 holes
La Bamba	358 m	in 3 holes
Santa Edwiges	533 m	in 5 holes
Total drill results	5,895 m	in 35 holes

LA INDIA

This former mine has two levels accessible by an adit and a shaft. A total of 166 samples was collected along 3 veins flanked by breccia over a distance of 300 m. A section from level 2, comprising 19 composite channel samples on 7 different sections gave an average of 231g/t Ag along a 40 m strike with an average width of 1.87 m.

Sixteen diamond drill holes totaling 2,832 m were completed in this area. Three holes were collared to test an alteration zone south of the property with no significant results and thirteen to test the depth extension of the veins. Six holes stopped in fault zones or old workings. Seven holes intersected the mineralized structures. The only two holes that returned economic values intersected the zone near the mineralized area on level 2:

Drill Hole	From	To	Width	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
DC06B001	67.0	68.4	1.40	0.40	786	161	1,615	244
DC06B012	198.10	199.00	0.90	0.03	135	568	1,415	1,515
DC06B012	199.00	200.40	1.40	1.69	>10,000	37,000	16,500	233
DC06B012	200.40	200.80	0.40	0.1	44	841	3360	5190
DC06B012	200.80	202.00	1.20	0.25	1,795	1,835	2,820	1,525
DC06B012	202.00	203.00	1.00	0.3	146	773	2,990	4,240
Total and average			4.90	0.56	>3,354.92	11,351.55 (1.14%)	6,549.29 (0.65%)	2,007.29 (0.20%)

SANTA EDWIGES
Starting in August, the underground workings of this mine were mapped and sampled. A total of 457 samples was collected along an access drift of 650 m cutting 4 mineralized structures ranging from 1.5 to 30 m wide. Five diamond drilling holes (ddh) totaling approximately 533 m were completed but no assays are available yet. Three holes were abandoned in fault zones and two holes intersected two different structures showing alteration and mineralization characterized by quartz, galena, sphalerite, pyrite and chalcopyrite over a width from 8 to 41 m in the *Lavenderia vein* and 17.9 m in the Tascate vein.

SAN MIGUEL AND LA BAMBA
The San Miguel Mine and La Bamba former mines are optioned from Pershimco Resources. San Miguel has 4 levels (100, 250, 300 and 500) of which the first three have been accessed, mapped and sampled and a total of 450 samples was collected. The first 3 levels are within the oxide zone. At the 100-level, 2 adjacent parallel zones (breccia and vein) extending N-S for 170 m have been identified. At the southern end of the level, the breccia zone ranges from 1.5 to 4 m in width, seven channel samples were collected along this zone. It returned an average of 565.7 g/t Ag, and the samples are:

59716	3.0 m	150 g/t Ag
59717	3.0 m	780 g/t Ag
59718	3.0 m	880 g/t Ag
59719	3.0 m	300 g/t Ag
59720	3.0 m	550 g/t Ag
59721	3.0 m	770 g/t Ag
59722	3.0 m	530 g/t Ag

The vein zone was channel-sampled along five different sections and returned an average of 228 g/t Ag over an average width of 2.36 m.

415982	1.6 m	190 g/t Ag
415983	1.2 m	270 g/t Ag
59681	3.0 m	180 g/t Ag
59682	3.0 m	260 g/t Ag
59684	3.0 m	250 g/t Ag

At the 250-level, the same vein and breccia zones were identified and sampled. Near the shaft, six channel samples were collected across the breccia zone and returned an average of 221.7 g/t Ag as shown by the following samples:

59784	3.0 m	40 g/t Ag
59785	3.0 m	390 g/t Ag
59807	1.7 m	200 g/t Ag
59808	1.5 m	20 g/t Ag
59809	1.8 m	330 g/t Ag
59810	1.7 m	330 g/t Ag

The vein zone was channel-sampled along three sections for a distance of 20 m and averages 340 g/t Ag over an average width of 1.7 m.

59762	1.1 m	280 g/t Ag
59763	0.8 m	10 g/t Ag

59764	0.8 m	1,090 g/t Ag
59765	0.7 m	190 g/t Ag

59767	0.8 m	280 g/t Ag
59768	0.8 m	150 g/t Ag

On the 300-level, the vein zone is developed over a distance of 200 m and was identified and sampled on 3 sections. It averages 443.8 g/t Ag over an average width of 2.4 m.

South Face		
59786	1.7 m	320 g/t Ag
59787	2.2 m	660 g/t Ag

Cut at 190 meters south of the shaft		
59799	1.2 m	300 g/t Ag
59800	1.5 m	120 g/t Ag

Cut directly at the shaft		
59796	0.9 m	550 g/t Ag
59797	0.6 m	200 g/t Ag

A total of 2,172 m was drilled in 11 ddh at San Miguel to test material easily accessible from the shaft below the 300-level. Except for two holes blocked on a fault, all holes cut the zones with the following results:

Drill Hole	From	To	Width	Ag g/t	Pb %	Zn %	Cu %
DC06B015	114.0	122.5	8.5	168			
Including	114.0	116.0	2.0	288			
And	116.0	119.0	3.0	25			
And	119.0	120.0	1.0	254			
And	120.0	122.0	2.0	31			
And	122.0	122.5	0.5	380			
DC06B017	121.05	122.20	1.15	809	3.3	2.5	0.7
DC06B018 In the upper-level zone	71.0	72.0	1.0	254			
DC06B021	138.0	142.0	4.0	237			
Including	138.0	139.0	1.0	299			
And	139.0	140.0	1.0	274			
And	140.0	141.0	1.0	267			
And	141.0	142.0	1.0	107			

Drill Hole	From	To	Width	Ag g/t	Pb %	Zn %	Cu %
DC06B023	56.0	57.0	1.0	26	1.0	3.9	
DC06B024	126.0	134.0	8.0	158			
Including	126.0	127.0	1.0	184			
And	128.0	129.0	1.0	235			
And	129.0	131.0	2.0	110			
And	131.0	134.0	3.0	151			

Drill holes DC06B026 and DC06B027 also cut the zones and results are pending.

La Bamba is an open cut 100 m long by 7 to 25 m wide and 50 m deep. It is located immediately south of San Miguel and is developed in the same structures, which extend for an additional 250 m. Surface mapping has identified those structures extending another 500 meters further south for a total of 1000 meters, with San Miguel extending 250 meters, La Bamba 250 meters and the newly-mapped surface expression extending an additional 500 meters.

A composite sample of 20 kilos collected from the bottom and the walls of the pit returned 220 g/t Ag.

A total of 3 ddh over 358 m of drilling has been completed to date. Results are pending.

Although the program has only been in progress for four months, significant silver mineralized rock has been identified and material from various portions of these mines will be processed at the Company's Malpaso mill beginning in November 2006. These early results support the interpretation that significant silver mineralization remains to be mined in the district.

The Company commissioned an independent 43-101 technical report to Scott Wilson Roscoe Postel, expected to be completed by the end of the year.

Mr. André St-Michel, engineer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

Method of analysis
All drill samples were assayed by ALS Chemex, North Vancouver, using ICP method while underground samples were assayed by AA method at the lab at the Malpaso mill.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration Inc.
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

Forward-looking statements:
Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990


DIA BRAS
exploration

RECEIVED
2006 NOV -6 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX Venture Exchange - DIB
No. 20- 2006

RECORD SEPTEMBER TONNAGE BOOSTS DIA BRAS THIRD QUARTER RESULTS AT ITS BOLIVAR PILOT-MINING PROGRAM IN CHIHUAHUA STATE, MEXICO

Montréal, Québec –October 10, 2006– Dia Bras Exploration Inc. (DIB-V) registered a record 9,113 dry metric tonnes (DMT) in September to close the third quarter 2006 with 23,588 DMT processed and **US $7.2 million** in concentrate production value at its Bolivar Mine pilot-mining program in Chihuahua, Mexico.

During the quarter ended September 30, 2006, the Company processed 23,588 DMT of material averaging grades of 9.63% Zn and 2.12% Cu, with the month of September contributing for more than 9,100 DMT, the most productive month in terms of tonnage processed since operations began. Recoveries at the Malpaso mill averaged 91.96% for zinc and 85.96% for copper resulting in a production of 3,504 DMT of zinc concentrate and 1,497 DMT of copper concentrate during the third quarter.

The value of total concentrate production based on average monthly zinc and copper prices is estimated at **US$7.2 million,** which exceeds the early 2006 forecast of US$4.0 million per quarter. Direct operating costs for the quarter, including shipping of concentrate, amounted to **US$2.7 million**. Sustained high prices for zinc and copper during the quarter combined to result in continued generation of positive cash flow, which finances the exploration and capital expenses as well as property payments.

During the nine-month period ended September 30, 2006, Dia Bras billed a total of US$21.9 million, which included invoices for final settlement for concentrate shipped in late 2005. In the final billing process, the Company continued to benefit from increase metal prices resulting in higher sales of concentrate.

The Company's total concentrate production is sold to MRI Trading AG (MRI), a Swiss-based, privately-owned commodity trading company, pursuant to a standard concentrate purchase agreement.

The pilot-mining program provides essential data on costs, logistics, grade, recovery and metallurgy that will serve for a feasibility study on the Bolivar property. The short-term objective of the program is to generate sufficient cash flow from zinc and copper concentrate production to finance development and exploration at the Bolivar mine and elsewhere on the Bolivar project.

It is important to note that Bolivar is not at a commercial production stage. The completion of a feasibility study is required to confirm the economic viability of a property before it is brought into commercial production.

Bolivar Pilot-Mining Program

Summary - Q3 - 2006

Material Processed	Tonnes	Total Estimated Production [1] US$ (Millions)	Operating Cash Cost [1] US$ (Millions)
Actual	23,588	7.2	2.7
Forecast	22,500	4.0	2.5
Over (under)	1,088	3.2	(0.2)

Zinc	Average Grade	Recovery	Zn Concentrate Production (DMT)	Production Value in US$ (Millions) [1]
Actual	9.63%	91.96%	3,504	4.4
Forecast	11.00%	85.00%	3,700	2.6
Over (under)	(1.37)%	6.96%	(196)	1.8

Copper	Average Grade	Recovery	Cu Concentrate Production (DMT)	Production Value in US$ (Millions) [1]
Actual	2.12%	85.96%	1,497	2.8
Forecast	2.50%	75.00%	1,600	1.4
Over (under)	(0.38%)	10.96%	(103)	1.4

The following table presents average data per tonne of rock processed in the pilot-mining program for the nine-month period ended September 30, 2006:

	US$/Tonne Processed
Net smelter revenue [1]	312.00
Direct operating cash costs [1]	115.00
Gross margin before amortization [1]	197.00

(1) Non-GAAP measure : The Company reports production value, production costs, direct operating cash costs and gross margin before amortization even if it is a non-GAAP measure to inform about the current approximate value of future sales billings, isolate the measure of pilot-mining direct operation costs activities less amortization and depreciation. This is additional information and should not be considered as a substitute for the measure of performance prepared in accordance with GAAP.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Execuvtive Chairman
Dia Bras Exploration
(514) 393-8875 poste 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990



DIA BRAS *exploration*

TSX Venture Exchange - DIB
No. 21- 2006

DIABRAS: MAJOR IMPROVEMENTS IN PRODUCTIVITY AND EFFICIENCY AT THE MALPASO MILL

Montréal, Québec -October 12, 2006- **Dia Bras Exploration Inc (DIB-V)** is pleased to provide an update on recent improvements and expansion of the Company's Malpaso Mill.

Following recommendations from a consulting metallurgist, the Company has put in place a program to improve the overall efficiency of the Malpaso mill. Increased supervision combined with installation of automated reagent controls and modification to the equipment maintenance schedule has led to peaks of 410 tpd of material processed and high plant availability.

The following results have been achieved:

- Recovery of copper has increased to an average of 85% from the initial average of 70%;
- Recovery of zinc has increased to an average of 92% from an average of 84%;
- The content of zinc in the copper concentrate has been reduced to a level where very minor smelter penalties are imposed (the limit is 4% Zn) with an average zinc content of 6.5%. This zinc content in the copper concentrate is optimal since calculations by the Company's staff demonstrate that the mill is now operating at maximum economic efficiency taking into account both metals. Any additional attempts to increase recoveries would result in reduced net revenue;
- For the month of September, reagent costs decreased by US$8,000 and revenues increased by US$70,000, for a net increase of US$78,000 compared with what would have been realized without these improvements;
- Down time was minimal during the third quarter, with only 3.5% interruption in processing ;
- Tests are in progress to separate Lead and Bismuth from the copper concentrate; this would eliminate smelter penalties of US$60-75 per ton of concentrate.

Recycling of used water from mill processing was increased to 75% from 33% due to a new configuration of the tailings dam, impermeable lining installation, additional piping and settling ponds, new pumps and tanks. With the drilling of a well dedicated to the mill's operations, water availability at the site is now 12 liters per second (lps). The expanded mill will require 7.4 lps, which represents a spare capacity of 4.6 lps (50%). The installation of a larger pump in the well would increase water availability to 16.0 lps, which would provide spare capacity of 8.6 lps.

Power availability to the mill has been increased. The mill currently has 450 kW under contract and consumes 425 kW. The expanded mill will require an additional 850 kW for a total new power requirement of 1,275 kW. The Company has increased its contracted power availability to 1,800 kW, which provides a 41% margin (575 kW) for the mill's operations.

The tailings capacity of the mill has been reviewed and the Company has determined that there is space available for tailings from an additional 3 million tonnes of processed rock in the current tailings

area. This represents over 10 years of tailings space availability at the mill's expanded rate of production.

The laboratory at the mill can now assay almost 100 samples per day as well as perform Fire Assay for gold and silver.

Expansion of the Malpaso Mill

The independent circuit that will process mineralized rock from the Silver Cusi project is under construction and on schedule for completion during the month of November. This is record time and on budget. The new circuit, which will have a capacity of 500 tpd, will begin processing rock from Cusi in November and will bring the mill's total capacity to 850 tpd.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Execuvtive Chairman
Dia Bras Exploration
(514) 393-8875 poste 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*



TSX Venture Exchange - DIB
No. 22- 2006

Webcast Alert: Dia Bras Exploration Executive Chairman to Speak at Global Resources Capital Forum

Montréal, Québec -October 16, 2006- Dr. Thomas L. Robyn, Executive Chairman, will speak at the Global Resources Capital Forum in London, on October 17, 2006 at 5.10 a.m. Eastern time (10:10 a.m. BST). Dr. Robyn will present an overview of the Company's strategy and growth prospects.

Interested parties may register for the webcast through the following link www.investorcalendar.com/CEPage.asp?ID=110108. If you are unable to participate during the live webcast, the call will be available for replay at www.investorcalendar.com/ClientPage.asp?ID=108258 or in the Investor Relations section of the Dia Bras web site at www.diabras.com/presentation.php.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras, visit www.diabras.com or contact:

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875 poste 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

If you would like to receive press releases via e-mail please, contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990



For Immediate Release

TSX Venture Exchange - DIB
No. 23- 2006

DIA BRAS CONTINUES TO INTERSECT HIGH-GRADE MASSIVE SULFIDES AT BOLIVAR: 9.70 METERS OF 3.56 % COPPER AND 35.30 % ZINC

Montréal, Québec, October 26, 2006 – Dia Bras Exploration Inc. ("Dia Bras" and or the "Company") is pleased to announce additional high-grade drill intercepts from its underground drilling program at the Bolivar Mine in the State of Chihuahua, Mexico. The best intersection returned 9.70 m grading 3.56 %Cu, 35.30 % Zn and 29.30 g/t Ag.

The drill holes were drilled from the mine's Level 6. Holes DB06BM034, 35 and 36 tested the down-dip extension around level 7 of the Rosario and Rodolfo zones, which are elongated on a NW strike. Holes 34 and 35 cut the target skarn horizon but encountered low metal concentrations.

Hole DB06BM036 cut from 88.25 m to 109.5 m a 21.25 m section grading 0.3% Cu and 4.2% Zn, including a 3.0 m section from 97.5 m to 100.5 m of 0.2% Cu and 8.3% Zn. Hole 36 seems to have cut the same mineralized zone intersected by surface hole 168 that cut from 134 m to 144.5 m a 10.5 m section at 0.19% Cu, 7.8% Zn and 35.4 g/t Ag *(see news release dated September 29, 2006).*

A second set of three (3) underground holes collared from level 6 tested the Fernandez Trend. Hole DB06BM037 and 38 tested the depth extension around level 7 of the Fernandez with the following results:

Drill Hole	From m	To m	Length m	Cu %	Zn %	Au g/t	Ag g/t
DB06BM036	88.25	109.5	21.25	0.3	4.2	-	-
Including	97.5	100.5	3.0	0.2	8.3	-	-
DB06BM037	14.0	15.5	1.5	1.09	8.84	-	40
and	20.0	21.5	1.5	1.22	11.04	-	100
DB06M038	0	15	15.0	0.91	2.79	-	29
Including	1.5	7.5	6.0	1.41	5.17	-	47.5
DB06M039	40.7	50.4	9.7	3.56	35.3	-	29.3

Hole DB06BM039 tested the Fernandez zone on the level 6 in front of the actual drift and intersected from 40.7 m to 50.4 m a 9.7 meter section of very-high-grade massive sulfides grading 3.56% Cu, 35.3% Zn and 29.3g/t Ag.

This intersection of hole 39 extends the Fernandez high-grade mineralized zone further to the SE along the Fernandez trend, and additional drilling is in progress.

Surface drilling continues to test the Bolivar Sur skarn in the El Gallo area towards the Increíble in order to define more Cu-Au-Ag-Fe mineralization. Three drill rigs are working and a compilation of the latest results will be published shortly.

Mr. André St-Michel, engineer and Executive Vice-President of Dia Bras, is the qualified person within the meaning of NI43-101.

Method of analysis
The core samples were analysed by atomic absorption at the Company's Malpaso lab, with the exception of the samples from hole 39 that were assayed at ERSA Global Laboratory at their facilities in Torreon, Mexico.

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

-30-

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Execuvtive Chairman
Dia Bras Exploration
(514) 393-8875 poste 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

If you would like to receive press releases via email please contact info@diabras.com
Please specify "Dia Bras press releases" in the subject line.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*